Exhibit 99.14

Quantum eMotion Secures a Groundbreaking Patent in Australia

for its Method and System of Generating a Random Bit Sample

Montreal, Canada / July 21st, 2023- Quantum eMotion Corp. (“QeM” or the “Company”) (TSX-V: QNC; OTCMKTS: QNCCF) is delighted to announce the issuance of a significant patent in Australia pertaining to quantum random number generation based on quantum tunneling.

After a meticulous examination in accordance with Australian Law, the Commissioner of Patents has officially granted the patent, designated by the number 2018401978, valid for a duration of 20 years from the date of deposit.

Francis Bellido, CEO of QeM, expressed his enthusiasm regarding this momentous achievement: “We are truly thrilled with the recognition of our groundbreaking quantum technology patent in Australia. Given the nation’s substantial investment in advancing quantum technologies and its prominent position in quantum communications, this is a major milestone for us. Australia’s prominence in the cybersecurity domain adds further significance to the acknowledgement of our claim, representing a critical step towards global recognition of our foundational intellectual property. As we forge ahead with a well-defined commercial plan, this milestone holds profound importance for our valued shareholders, esteemed partners, and prospective clients alike.”

Currently, the Company possesses two valuable patent families, spanning multiple countries and resulting in the issuance of several patents. The first patent family originated from research conducted at Sherbrooke University by Professor Bertrand Reulet’s esteemed team. This intellectual property was subsequently acquired by our Company. The primary focus of the first patent family lies in the utilization of a monitored flow of electrons across a quantum tunnelling barrier, acting as a quantum random signal source. This technology serves as the foundation for generating random numbers. The second patent family emerged from our internal efforts to eliminate non-quantum noise from the quantum signal. This significant breakthrough ensures the complete authenticity and randomness of the generated numbers, solely based on quantum processes.

In recognition of his exceptional contributions as Chief Technology Officer, Dr. Larry Moore has been awarded by the board of directors a grant of 500,000 options. Simultaneously, Dr. Francis Bellido has been granted 609,737 options as per the terms of his contract.

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel : 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports, including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.